UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _______________________

Commission file number 0-24100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Savings Bank Employees' Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION

The financial statements filed as a part of the annual report of the plan include:

             1.     Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

            2.      Audited statements of changes in net assets available for benefits as filed under ERISA.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

Financial Statements

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

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KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Home Federal Savings Bank Employees’
     Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 20, 2014

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Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value:
Cash and cash equivalents	$43,912	34,414
Collective trust fund	956,909	1,091,967
HMN Financial, Inc. common stock	995,366	347,180
Mutual funds	11,887,239	9,075,333
Total investments, at fair value	13,883,426	10,548,894
Receivables:
Employer contributions	1,895	1,860
Employee contributions	9,097	8,774
Total receivables	10,992	10,634
Notes receivable from participants	161,046	107,063
Total assets	14,055,464	10,666,591
Liabilities
Accrued expenses	8,524	3,537
Accounts payable	74	432
Total liabilities	8,598	3,969
Net assets available for benefits, before adjustment	14,046,866	10,662,622
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,595)	(30,775)
Net assets available for benefits	$14,039,271	10,631,847

See accompanying notes to financial statements.

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Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Additions
Additions to net assets attributed to:
Contributions:
Employer	$159,580	160,267
Employee	887,581	877,384
Rollover	104,552	32,018
Total contributions	1,151,713	1,069,669
Investment income:
Net appreciation in fair value of investments:
Mutual funds	1,956,345	886,604
Common stock	668,334	142,991
Net appreciation in contract value of collective trust fund	35,937	9,831
Total net appreciation	2,660,616	1,039,426
Interest	4,927	2,718
Dividends	434,276	260,568
Less: Asset management fees	(18,888)	(20,160)
Net investment income	3,080,931	1,282,552
Total additions	4,232,644	2,352,221
Deductions
Deductions to net assets attributed to:
Distributions	806,224	613,606
Administrative expenses	18,996	18,482
Total deductions	825,220	632,088
Net increase in net assets available for benefits	3,407,424	1,720,133
Net assets available for benefits:
Beginning of year	10,631,847	8,911,714
End of year	$14,039,271	10,631,847

See accompanying notes to financial statements.

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Notes to Financial Statements

December 31, 2013 and 2012

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Custodian of Investments

TD Ameritrade Trust Corporation is the trustee and custodian of all Plan assets.

(d)	Plan Administration

Home Federal Savings Bank (the Company) is the administrator of the Plan. Alliance Benefit Group (ABG) performs the participant accounting.

(e)	Valuation of Investments and Notes Receivable from Participants

Investments are stated at fair value (see note 6). The Plan holds investments in guaranteed investment contracts (GICs) as part of the collective trust fund. The estimated fair value of a GIC is net asset value exclusive of the adjustment to contract value. As required by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946-210-45, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract-value basis. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published on national exchanges. Investments in common stock are valued at the unadjusted quoted market price at the close of the trading day. Dividends are recorded on the ex-dividend date and are reinvested in the respective funds. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

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Notes to Financial Statements

December 31, 2013 and 2012

(f)	Benefits

Benefits are recorded when paid.

(g)	Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through June 20, 2014, the date that the Plan’s financial statements were issued.

(h)	New Accounting Pronouncements

In October 2012, the FASB issued technical corrections and improvements to amend multiple Topics within the Codification. The most significant of these amendments is a change to the definition of fair value applicable to employee benefit plans and defined contribution plans. Previously, the definition of fair value applied to those plans was inconsistent with the definition of fair value in the Codification. The technical corrections and improvements conform the definition, while retaining the exception for health and welfare benefit plans and defined contribution plans to reduce the measurement by the costs to sell, if those costs are significant. This guidance is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

(a)	General

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (IRC). The Plan includes 401(k) provisions, which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax and Roth basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

All Company employees who have attained the age of 18 are eligible to participate in the Plan, subject to entry dates.

(b)	Funding Policy

Participants have the ability to contribute up to 50% of their monthly compensation on a pretax and Roth basis to the Plan. Participant contributions are subject to the Internal Revenue Service (IRS) maximum annual limits of $17,500 and $17,000 during 2013 and 2012, respectively. The Company matches 25% of each participant’s contribution not in excess of 8% of the participant’s annual salary. Participants over the age of 50 were allowed to contribute an additional $5,500 as a “catch-up” contribution during 2013 and 2012 as allowed by current tax law.

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Notes to Financial Statements

December 31, 2013 and 2012

The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2013 or 2012.

New employees are automatically enrolled in the Plan on the first of the month following 30 days of employment unless the employee elects not to participate (Automatic Enrollment Provision). Automatic contributions for these new employees are initially deducted at a rate of 4% of the employee’s compensation and are increased in 1% increments on January 1 of each year up to a maximum total contribution of 12%. The Company matches 25% of these automatic contributions not in excess of 8% of the participant’s annual salary. The employee has the right at any time to decline participation in the Plan or change the amount of the automatic contribution up to the maximum allowed 50% of their monthly compensation.

The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined. Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.

(d)	Vesting

Participants are immediately vested in their contributions and the actual earnings thereon.

Employer matching contributions are subject to a three-year cliff vesting.

Forfeited amounts totaled $17,268 and $7,730 for 2013 and 2012, respectively, and are used to reduce future employer match obligations or plan fees. Forfeitures of $4,816 and $4,201 for 2013 and 2012, respectively, were used to reduce current year employer contributions.

(e)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

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Notes to Financial Statements

December 31, 2013 and 2012

(f)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, except loans used to purchase a primary residence, which may have a term up to 15 years. All loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate or prime rate plus 1%. Principal and interest payments must be made monthly.

(g)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, changes in the values of investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

At December 31, 2013 and 2012, approximately 7% and 3% of the Plan’s net assets were invested in the common stock of HMN Financial, Inc, respectively. The underlying value of the HMN Financial, Inc. common stock is entirely dependent upon the performance of HMN Financial, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of HMN Financial, Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(h)	Distributions

Upon termination of employment for any reason, the vested portion of the participant’s account balance becomes fully payable. Distributions are paid in cash in either one lump sum or under installments.

(i)	Participating Employers

The Company is a member of a controlled group of corporations as defined in Section 414(b) of the IRC. All members of the controlled group participated in the Plan.

(j)	Costs and Expenses

Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, accounting and administrative fees totaling $18,996 and $18,482 were paid in 2013 and 2012, respectively.

(3)	Plan Termination

The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

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Notes to Financial Statements

December 31, 2013 and 2012

(4)	Description of Investment Options

Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.

(a)	American Funds AMCAP Fund A

This fund seeks to provide long-term growth of capital. It invests in established growth companies of any size with records of steady, above-average earnings and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

(b)	American Funds Europacific Fund A

This fund invests in growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. It invests primarily in common and preferred stocks, convertibles, American Depositary Receipts, European Depositary Receipts, bonds, and cash. Normally, at least 80% of assets must be invested in securities of issuers domiciled in Europe or the Pacific Basin.

(c)	American Funds Growth Fund A

This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The fund may invest in cyclical companies, turnarounds, and value situations. It invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds, and cash.

(d)	DFA Emerging Markets Value Fund

This fund seeks long-term capital appreciation. The fund invests substantially all assets in its corresponding Master Fund, the Dimensional Emerging Markets Value Fund (the Emerging Markets Value Fund). The master fund invests normally at least 80% of net assets in emerging markets investments that are defined as Approved Markets securities and may purchase emerging market equity securities across all market capitalizations. The master fund can lend its portfolio securities to generate additional income.

(e)	Dodge & Cox Stock Fund

The objective of this fund is long-term growth of principal and income. The fund invests primarily in a diversified portfolio of common stocks.

(f)	Galliard/Wells Fargo Stable Value Fund M

This fund invests in investment instruments issued by highly rated financial institutions. These instruments include GICs, bank investment contracts and security-backed contracts. Safety of principal, consistency of returns with minimal volatility and liquidity for participant-initiated withdrawals are key objectives of the fund.

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Notes to Financial Statements

December 31, 2013 and 2012

(g)	JP Morgan Mid Cap Value Institutional Fund

This fund seeks growth from capital appreciation. The fund normally invests at least 80% of assets in equity securities of mid cap companies. Mid cap companies are companies with market capitalizations between $1 billion and $20 billion at the time of purchase. In implementing its main strategies, the fund’s investments are primarily in common stock and real estate investment trusts (REITs).

(h)	JP Morgan Smart Retirement Funds 2020 – 2050 Select Funds

This suite of investments seeks total return with a shift to current income and some capital appreciation. Each fund in the suite is a “fund of funds” that invests assets in a combination of equity, fixed-income and short-term mutual funds in the same group of investment companies. The advisor uses a different asset allocation strategy depending on the specific target retirement date of each individual offering within the suite. Generally, the adviser changes each fund’s asset allocation on at least an annual basis with the asset allocation becoming more conservative (i.e., more emphasis on fixed income funds and less on U.S. equity and other funds) as the fund nears the target retirement date.

(i)	PIMCO Total Return Fund

This fund seeks maximum total return. The fund normally invests at least 65% of assets in a diversified portfolio of Fixed-Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities (junk bonds). The fund may invest all assets in derivative instruments, such as options, futures contracts, or swap agreements, or in mortgage – or asset-backed securities.

(j)	Royce Premier Fund

This fund seeks capital appreciation by investing primarily in stocks of small companies, as determined by either market capitalization or assets.

(k)	T. Rowe Price Mid Cap Growth Advisors Fund

This fund seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an above-average rate. Current income, if considered at all, is a secondary objective.

(l)	Vanguard 500 Index Fund Signal Shares

This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate the composition and total return of the S&P 500 Index while keeping transaction costs low.

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Notes to Financial Statements

December 31, 2013 and 2012

(m)	Vanguard Mid Cap Index Fund Signal Shares

This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate that composition and total return of the S&P 400 Mid Cap Index while keeping transaction costs low.

(n)	Vanguard Small Cap Index Fund Signal Shares

This investment seeks to track the performance of a benchmark index that measures the investment return of small capitalization stocks. The fund employs a passive management investment approach designed to track the performance of the MSCI U.S. Small Cap 1750 index, a broadly diversified index of the stocks of smaller U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

(o)	Vanguard Wellesley Fund

This fund seeks total return by investing in a relatively fixed combination of both stocks and bonds. In general, these funds will hold a minimum of 25% in stocks and 25% in bonds at any time.

(p)	Wells Fargo Government Securities Fund

This fund invests primarily in high-quality bonds issued by the U.S. government or its agencies. The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation.

(q)	HMN Financial, Inc. Common Stock

The fund invests in the common stock of HMN Financial, Inc., the holding company of Home Federal Savings Bank.

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Notes to Financial Statements

December 31, 2013 and 2012

(5)	Investments

The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2013 and/or 2012:

	Fair value
	2013	2012
American Funds Europacific Fund A	$1,282,870	1,032,437
American Funds Growth Fund A	887,693	660,007
Dodge & Cox Stock Fund	1,519,018	1,124,524
Galliard/Wells Fargo Stable Value Fund M	956,909	1,091,967
Royce Premier Fund	1,362,091	1,087,130
T. Rowe Price Mid Cap Growth Advisors Fund	799,842	550,875
Vanguard 500 Index Fund Signal Shares	1,263,716	964,164
Vanguard Mid Cap Index Fund Signal Shares	1,294,072	990,799
Vanguard Wellesley Fund	727,063	692,128
Wells Fargo Government Securities Fund	753,996	712,141
HMN Financial, Inc. Common Stock	995,366	*

*Investment did not equal or exceed 5% of net assets available for benefits at December 31, 2012.

(6)	Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), governs the application of U.S. generally accepted accounting principles that require fair value measurements of the Plan’s assets and liabilities and disclosures about those measurements. Fair value is an estimate of the price the Plan would receive upon selling a security in an orderly transaction between market participants in the principal or most advantageous market of the security. ASC 820 establishes a three-tiered hierarchy, which prioritizes and ranks the level of market price observability used in measuring investments at fair value. The level in the fair value hierarchy within which the fair value measurement of the asset in its entirety is classified is based on the lowest level input that is significant to the fair value measurement. These inputs are summarized in the three broad levels listed below:

Level 1

Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 are money market funds, publicly traded equity securities, and mutual funds. The quoted prices for these investments are not adjusted because of the size of the position relative to trading volume (blockage factor).

Level 2

Pricing inputs are other than quoted prices in active markets for identical or similar instruments. Investments that may be included in this category are publicly traded equity securities with restrictions (e.g., lock-up agreements) or equity or debt securities of private companies provided the transaction is both recent and between willing parties for the same securities and therefore could be used as an estimate of the theoretical exit price.

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Notes to Financial Statements

December 31, 2013 and 2012

Level 3

Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little, if any, market activity for the investment. Fair value for these investments is estimated using valuation methodologies that consider a range of factors in estimating the exit price from the perspective of market participants, as discussed in note 1(e). Investments that are included in this category generally are privately held debt and equity securities.

Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used for assets held and carried at fair value:

●	Cash equivalents – Valued at stated value, which approximates fair value.

●

Collective trust fund – The estimated fair value of the collective trust fund is net asset value, exclusive of the adjustment to contract value, based on the fair value of securities underlying the fund. The use of net asset value as fair value is deemed appropriate as the collective trust fund does not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

●	Common stock – Valued daily based on unadjusted quoted prices from national exchanges.

●	Mutual funds – Valued daily based on unadjusted quoted prices from national exchanges and commonly used third-party services.

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2013 and 2012:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash equivalents	$43,912	—	—	43,912
Collective trust fund	—	956,909	—	956,909
HMN Financial, Inc. common stock	995,366	—	—	995,366
Mutual funds:
Domestic equity	8,264,408	—	—	8,264,408
International equity	1,374,959	—	—	1,374,959
Balanced	727,063	—	—	727,063
Fixed income or bond	1,001,935	—	—	1,001,935
Target date	518,874	—	—	518,874
	$12,926,517	956,909	—	13,883,426

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Notes to Financial Statements

December 31, 2013 and 2012

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents	$34,414	—	—	34,414
Collective trust fund	—	1,091,967	—	1,091,967
HMN Financial, Inc. common stock	347,180	—	—	347,180
Mutual funds:
Domestic equity	6,054,395	—	—	6,054,395
International equity	1,097,093	—	—	1,097,093
Balanced	692,128	—	—	692,128
Fixed income or bond	892,268	—	—	892,268
Target date	339,449	—	—	339,449
	$9,456,927	1,091,967	—	10,548,894

For the years ended December 31, 2013 and 2012, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan did not have any transfers between Levels 1 and 2 during the periods.

(7)	Income Tax Status

The IRS determined and informed the Company by a letter dated May 11, 1994 that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the IRC and were thereby exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended in its entirety since receiving this determination letter. During 2009, the Plan, as amended, was again submitted to the IRS for determination of its tax-exempt status. A favorable determination was received on September 09, 2010; therefore, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan was subsequently amended in December 2010, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

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Notes to Financial Statements

December 31, 2013 and 2012

(8)	Party-in-Interest Transactions

The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party in interest. Also, certain Plan investments are shares of mutual funds managed by ABG. ABG is appointed as the third-party administrator of the Plan as defined by the Summary Plan Document and is a party in interest. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2013 to Form 5500:

Net assets available for benefits per the financial statements	$14,039,271
Add: Accrued expenses	8,524
Less: Contributions receivable	(10,992)
Stock transaction in process	(433)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,595
Net assets available for benefits per Form 5500	$14,043,965

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2013 to Form 5500:

Change in net assets available for benefits per the financial statements	$3,407,424
Less: Stock transaction in process	(433)
Adjustment to administrative expenses	4,987
Adjustment to contributions	(358)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(23,180)
Change in net assets available for benefits per Form 5500	$3,388,440

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Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Description	Number of units	Current value **
American Funds AMCAP Fund A	23,845.496	$651,697
American Funds Europacific Fund A	26,143.671	1,282,870
American Funds Growth Fund A	20,644.018	887,693
DFA Emerging Markets Value Fund	3,335.354	92,089
Dodge & Cox Stock Fund	8,995.189	1,519,018
Galliard/Wells Fargo Stable Value Fund M	20,052.585	956,909
JP Morgan Mid Cap Value Institutional Fund	6,976.482	245,014
JP Morgan Smart Retirement 2020 Select Fund	577.793	10,342
JP Morgan Smart Retirement 2025 Select Fund	4,286.534	73,943
JP Morgan Smart Retirement 2030 Select Fund	8,495.898	157,514
JP Morgan Smart Retirement 2035 Select Fund	4,529.900	80,406
JP Morgan Smart Retirement 2040 Select Fund	7,272.949	138,186
JP Morgan Smart Retirement 2045 Select Fund	2,735.588	49,159
JP Morgan Smart Retirement 2050 Select Fund	519.750	9,324
PIMCO Total Return Fund	23,193.575	247,939
Royce Premier Fund	61,605.217	1,362,091
T. Rowe Price Mid Cap Growth Advisors Fund	11,240.044	799,842
Vanguard 500 Index Fund Signal Shares	8,980.357	1,263,716
Vanguard Mid Cap Index Fund Signal Shares	30,108.707	1,294,072
Vanguard Small Cap Index Fund Signal Shares	5,080.328	241,265
Vanguard Wellesley Fund	29,258.085	727,063
Wells Fargo Government Securities Fund	69,943.998	753,996
Fidelity Advisor Daily Prime Money Market Account	26,539.390	26,540
TD Bank USA Institutional Money Market	0.050	—
TD Bank USA Money Market Account	17,372.358	17,372
*HMN Financial, Inc. Common Stock	94,169	995,366
Total investments		13,883,426
Notes receivable from participants (3.25% to 4.25%) (maturing 2014 through 2023)	18	161,046
Total assets		$14,044,472

*Party in interest.

**Investments are participant directed and as such cost information is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

Date: June 20, 2014	By:	/s/ Jon Eberle
Jon Eberle
Title: Principal Financial Officer,
Home Federal Savings Bank

EXHIBIT INDEX

Exhibit
Number

23                                 Consent of Independent Registered Public Accounting Firm